NEXPOINT

NYSE:NREF, MORTGAGE REIT

NexPoint Real Estate Finance, Inc.

Series B Cumulative Redeemable Preferred Stock

NexPoint Real Estate Finance, Inc. is a commercial mortgage real estate investment trust focused on lending to or investing in properties that are either stabilized or have a "light transitional" business plan concentrating in four real estate sectors: multifamily, single-family rental, self-storage, and life sciences.

OVERVIEW

NexPoint Real Estate Finance, Inc. "NREF"


NREF
LISTED
NYSE
NEXPOINT
REAL ESTATE FINANCE
NREF
LISTED
NYSE

> **We are committed to deploying capital in asset classes where we see opportunity for investors and where our senior management team has operating experience.**
>
> **We believe our dedication to delivering value to our shareholders is evident in the performance of the company.**
>
> Matthew McGraner
> **CHIEF INVESTMENT OFFICER**

COMPANY OVERVIEW

NexPoint Real Estate Finance, Inc. is a commercial mortgage real estate investment trust (REIT), with its shares of common stock listed on the New York Stock Exchange under the symbol "NREF." The company concentrates on investments in real estate sectors where senior management has operating expertise, including multifamily, single-family rental ("SFR"), self-storage, and life science sectors in the top 50 metropolitan statistical areas.

The company's primary focus is on lending to or investing in properties that are either stabilized or have a "light transitional" business plan. This means properties that require minimal deferred funding to support leasing or operational ramp-up, with most capital expenditures dedicated to value-added enhancements.

NREF is externally managed by NexPoint Real Estate Advisors VII, L.P., a subsidiary of NexPoint Advisors, L.P.

ABOUT NEXPOINT

NexPoint is a Dallas-based, alternative investment advisor comprised of investment advisors and sponsors, a broker-dealer, and a suite of related investment vehicles, which, along with a network of affiliates, offer expertise in real estate, asset management, and financial services. Its cutting-edge platform offers its users differentiating investment solutions, such as public and private real estate investment trusts, tax-advantaged real estate vehicles, other private real estate offerings, open-end funds, closed-end funds, interval funds, and a business development company.

Portfolio Highlights

9%
ANNUAL DIVIDEND FOR PREFERRED SERIES B[1]

18.8%
OWNED BY MANAGEMENT AND EMPLOYEES[2]

76.5%
OF PORTFOLIO STABILIZED[4]

ASSET TYPE[3]



SELF-STORAGE
1.5%
OTHER
2.3%
SINGLE-FAMILY RENTAL
15.5%
LIFE SCIENCES
31.0%
$1.42B
CURRENT PRINCIPAL BALANCE[4,5]
MULTIFAMILY
49.7%

PRIORITY OF CASH FLOW PAYMENTS[6]

HIGHEST PRIORITY

50.3%
DEBT

27.7%
PREFERRED SHARES

22.0%
COMMON EQUITY

LOWEST PRIORITY

PORTFOLIO OVERVIEW

4.5 Years
AVERAGE REMAINING TERM[4]

92.9%
AVERAGE OCCUPANCY OF STABILIZED PORTFOLIO[7]

1.32x
WEIGHTED AVERAGE DEBT SERVICE COVERAGE RATIO[4]

1. Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. See "Distributions" in the Risks and Disclosures" section of page 7.

2. Includes non-controlling interests. excludes ownership by funds advised or managed by affiliates or our adviser except to the extent of our management's pecuniary interest therein as of the close of trading February 26, 2025.

3. As of December 31, 2024. $163.8MM of Series B Preferred Stock raised.

4. As of December 31, 2024 and excluding common stock investments and the Hudson Montford and Alexander at the District Multifamily Properties. See "Stabilized Property" and "Weighted Average Debt Service" in the Risks and Disclosures section on page 7.

5. Assumes $400MM of Series B preferred raised.

6. As of December 31, 2024. The capital stack assumes 4Q24 financial position as well as $400MM of Series B preferred is raised. Our Board has the authority to issue shares of additional classes or series of preferred stock that could be senior in priority to the Series B Preferred Stock.

7. As of September 30, 2024 and excluding common stock investments and the Hudson Montford and Alexander at the District Multifamily Properties. See "Stabilized Property" in the Risks and Disclosures section on page 7.

OVERVIEW

Diverse Portfolio of Investments by Investment Type

INVESTMENT OBJECTIVE

Our primary investment objective is to generate attractive, risk-adjusted returns for stockholders over the long term. We intend to achieve this objective primarily by originating, structuring and investing in our target assets. We target lending or investing in properties that are stabilized or have a light transitional business plan with positive debt-service coverage ratios ("DSCR") and high-quality sponsors.

Through active portfolio management we seek to take advantage of market opportunities to achieve a superior portfolio risk-mix that delivers attractive total returns. Our external manager regularly monitors and stress-tests each investment and the portfolio as a whole under various scenarios, enabling us to make informed and proactive investment decisions.

INVESTMENT TYPE


PREFERRED
19.5%
REVOLVING CREDIT FACILITY
12.9%
MEZZ
23.7%
SENIOR LOANS
10.5%
PROMISSORY NOTES
0.3%
76.5%
OF PORTFOLIO STABILIZED[1]
CMBS
29.3%
I/O STRIPS
3.9%

TARGET INVESTMENTS

First-Lien Mortgage Loans

We make investments in senior loans secured by a first-priority mortgage on real estate properties. These loans can have different durations and interest rates, often with a final balloon payment.

Mezzanine Loans

We originate or acquire mezzanine loans which are junior to first-lien mortgages but senior to the borrower's equity. These loans can be converted into preferred equity in certain situations.

Preferred Equity

We make investments that are subordinate to any mortgage or mezzanine loan, but senior to the common equity of the borrower. They typically receive a preferred return from the issuer's cash flow instead of interest payments and may have control rights in case of default.

CMBS B-Pieces

We make investments in the junior-most bonds in commercial mortgage-backed securities ("CMBS") securitization pools. These bonds represent portions of pools of commercial real estate loans that are sold to different investors.

CMBS I/O Strips

We make investments in CMBS I/O Strips, which are interest-only components of CMBS securitization that represent the interest portion of mortgage loans.

Common Equity

We acquire common equity in the real estate sector, and convertible notes and stock warrants that may convert or be exercisable for common stock, that can provide a stable source of income through dividends, opportunities for capital appreciation, and a level of diversification to our portfolio.

Multifamily Property

We make investments in multifamily properties with a value-add component in large cities and suburban submarkets of large cities primarily in the Southeastern and Southwestern United States.

Promissory Notes

We originate or acquire promissory notes that may be senior or subordinate debt of the borrower. Terms can be unique and negotiable making these notes flexible.

Revolving Credit Facilities

We originate or acquire revolving credit facilities that allow borrowers to borrow up to a specified amount at their option.

1. As of December 31, 2024 and excluding common stock investments and the Hudson Montford and Alexander at the District Multifamily Properties. See "Stabilized Property" in the Risks and Disclosures section on page 7 for more information.

PERCENTAGE OF TOTAL OUTSTANDING PRINCIPAL BALANCE


0%
<2.5%
3-9%
10-19%
20%+

MULTIFAMILY

SINGLE-FAMILY RENTAL

SELF-STORAGE

LIFE SCIENCES

TARGET ASSETS



MULTIFAMILY

Multifamily investments are marked by historically low losses on Freddie Mac debt issuances secured by multifamily assets, even during periods of market stress. Aggregate losses in Freddie Mac's origination history have averaged less than 2 basis points per year dating back to 2009.[1] This asset class has demonstrated resilience. Occupancies in this sector remain at all-time highs, with strong underlying fundamentals.



SINGLE-FAMILY RENTAL

We believe single-family rental investments share a similarity to multifamily assets in terms of stability and potential. With high occupancies and robust fundamentals, single-family rental ("SFR") investments showcase strength and steady growth potential. SFR loan portfolio offers a strong interest rate spread. This asset class is also part of the Freddie Mac forbearance program, designed to mitigate cash flow interruptions for bondholders.



SELF-STORAGE

Self-storage investments have historically outperformed other real estate asset types during economic downturns. Record-high occupancies and strong demand contribute to its continued success. Amid economic challenges, self-storage remains a steady and promising investment opportunity.



LIFE SCIENCES

Advances in technology, increased spending in the field, and a growing pool of medical talent have created substantial demand for real estate that meets the unique and specific requirements of the life sciences sector. This asset class presents an opportunity for steady growth and stability, driven by long-term demand trends.

1. Freddie Mac K-Deal Performance; 2009-September 2024

Offering Terms

Offering Size: $400 Million

Price Per Share: $25.00

Investment Minimums:

Qualified Accounts: $5,000
Non-Qualified Accounts: $5,000

Tax Reporting: Form 1099

Annual Dividend: 9% Annual Dividend; Paid Monthly[1]

Stockholder Redemption Terms:[2]

Upon issuance, for Liquidation Value, less a 12% redemption fee;
After 1 year, for Liquidation Value, less a 9% redemption fee;
After 2 years, for Liquidation Value less a 6% redemption fee;
After 3 years, for Liquidation Value less a 3% redemption fee;
After 4 years, for Liquidation Value

Redemptions may be made in cash or in common stock at NREF's election

Company Redemption Terms:[2]

Beginning on the first day of the month following the second anniversary of the Series B Preferred Shares' date of original issuance, NREF may redeem for Liquidation Value in cash or common shares.

1. Payment of dividends is not guaranteed. Dividends may be paid from sources other than cash flow from operations. See "Distributions" in the Risks and Disclosures" section on page 7. 2. Holder redemptions may begin on the first day of the month following initial issuance. Redemption pricing starts on the first day of the month following the applicable hold period. The Shareholder Redemption feature is subject to certain limits on the amount that may be redeemed in a given period, the Company's listing or trading on the NYSE or another national securities exchange, whether the Company has sufficient funds, possible restrictions under Maryland law or any agreements that the Company may enter into which would result in a default under the agreement, whether such redemption would result in a change in control of the Company and the number of the shares held by the investor after the redemption.

Risks and Disclosures

This sales and advertising literature does not constitute an offer to sell nor a solicitation of an offer to purchase the Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock") described herein. An offering will be made only by NREF (the "Company") with the prospectus and any accompanying prospectus supplement. This sales and advertising literature must be read in conjunction with or accompanied by the prospectus and any accompanying prospectus supplement in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus and any accompanying prospectus supplement must be made available to you in connection with the offering. None of the U.S. Securities and Exchange Commission ("SEC") or any other state regulators have passed on or endorsed the merits of the offering. Any representation to the contrary is unlawful.

DISTRIBUTIONS. We may have to fund distributions from working capital, borrow to provide funds for such distributions, use proceeds of future offerings or sell assets to the extent distributions exceed earnings or cash flows from operations. Funding distributions from working capital would restrict our operations. If we are required to sell assets to fund dividends, such asset sales may occur at a time or in a manner that is not consistent with our disposition strategy. If we borrow to fund dividends, our leverage ratios and future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. We may not be able to pay dividends in the future.

STABILIZED PROPERTY. Stabilized Property is defined as properties that require limited deferred funding to support leasing or ramp-up of operations and for which most capital expenditures are for value-add improvements.

WEIGHTED AVERAGE DEBT SERVICE COVERAGE RATIO. This statistic shows investors and lenders whether a company has enough income to pay its debts by measuring the firm's available cash flow to pay current debt obligations.

NREF is a publicly traded real estate investment trust (REIT), with its common stock listed on the New York Stock Exchange under the symbol "NREF" primarily focused on originating, structuring and investing in first-lien mortgage loans, mezzanine loans, preferred equity, multifamily and SFR properties and common equity investments, as well as multifamily commercial mortgage-backed securities securitizations, promissory notes, revolving credit facilities and stock warrants.

An investment in NREF involves substantial risk. See the "Risk Factors" sections of the prospectus and any accompanying prospectus supplement for a discussion of material risks related to an investment in NREF's Series B Preferred Stock, which include, but are not limited to, the following:

- There is currently no public trading market for our Series B Preferred Stock, and one may never exist; therefore, a holder's ability to dispose of shares of Series B Preferred Stock will likely be limited.
- Because we conduct substantially all of our operations through NexPoint Real Estate Finance Operating Partnership, L.P. ("OP"), our ability to pay dividends on our Series B Preferred Stock depends almost entirely on the distributions we receive from the OP. We may not be able to pay dividends regularly on our Series B Preferred Stock.
- The rights of the holders of our Series B Preferred Stock or of our common stock (which holders of Series B Preferred Stock may become upon receipt of redemption payments in shares of our common stock for any shares of Series B Preferred Stock) could be subordinated and/or diluted by the incurrence of additional debt or the issuance of additional shares of preferred stock or common stock, as applicable, and other transactions.
- The Company's 5.75% Senior Unsecured Notes due 2026, the OP's 7.50% Senior Unsecured Notes due 2025 and future offerings of debt securities or shares of our capital stock expressly designated as ranking senior to our Series B Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up may adversely affect value of our Series B Preferred Stock.
- The Series B Preferred Stock has not been rated.
- In the event a holder of our Series B Preferred Stock exercises their redemption option we may redeem such shares of Series B Preferred Stock either for cash, or for shares of our common stock, or any combination thereof, in our sole discretion.
- Dividend payments on the Series B Preferred Stock are not guaranteed. We may use borrowed funds or funds from other sources to pay dividends, which may adversely impact our operations.
- We intend to use the net proceeds from the offering of the Series B Preferred Stock to fund future investments and for other general corporate purposes, but the offering will not be conditioned upon the closing of pending property investments and we will have broad discretion to determine alternative uses of proceeds.
- The Series B Preferred Stock will bear a risk of early redemption by us.
- There is no guarantee we will exercise our option to redeem all or a portion of the Series B Preferred Stock in connection with a change of control.
- Holders of the Series B Preferred Stock will be subject to inflation risk.
- Holders of the Series B Preferred Stock have extremely limited voting rights.
- The amount of the liquidation preference is fixed and holders of Series B Preferred Stock will have no right to receive any greater payment.
- Our charter, including the Articles Supplementary establishing the Series B Preferred Stock, contains restrictions upon ownership and transfer of such preferred stock and shares of our common stock which may be issued upon the redemption of shares of Series B Preferred Stock, at the Company's option.
- Our ability to pay dividends or redeem shares is limited by the requirements of Maryland law.
- If our common stock and the Series A Cumulative Redeemable Preferred Stock are no longer listed on the NYSE or another national securities exchange, we may be required to terminate any continuous offering(s) of Series B Preferred Stock.
- To the extent that our distributions represent a return of capital for tax purposes, stockholders may recognize an increased gain or a reduced loss upon subsequent sales (including cash redemptions) of their shares of Series B Preferred Stock.
- Holders of Series B Preferred Stock may recognize dividend income on constructive dividends without a corresponding cash payment.
- Shares of Series B Preferred Stock may be redeemed for shares of our common stock, which rank junior to the Series B Preferred Stock with respect to dividends and upon liquidation.
- We established the offering price for the Series B Preferred Stock pursuant to discussions among us and our affiliated dealer manager; as a result, the actual value of an investment in the Series B Preferred Stock may be substantially less than the amount paid.
- The dealer manager's relationship with us and the payment to it of substantial commissions and fees in connection with this offering may cause a conflict of interest and may hinder the dealer manager's performance of its due diligence obligations.
- If we fail to pay dividends to holders of our preferred stock or otherwise lose our eligibility to file registration statements on Form S-3 with the SEC, it may impair our ability to raise capital in the Series B Preferred Stock offering.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in the Series B Preferred Stock offering, which could harm our ability to achieve our investment objectives.

Additional material risks related to an investment in NREF's Series B Preferred Stock include other risks under Part I, Item 1A, "Risk Factors" in NREF's Annual Report on Form 10-K filed with the SEC, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC. You should review these risk factors and the risk factors in the prospectus and any accompanying prospectus supplement carefully before investing in the Series B Preferred Stock.

NREF has a shelf registration statement on Form S-3 (No. 333-276177) that the SEC declared effective on December 29, 2023, pursuant to which the offering of the Series B Preferred Stock is being made. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free 1-(833) 697-7253.

Summary of Fees and Expenses: Investors will be subject to the following fees and expenses as part of the offering: selling commissions, dealer manager fee, and other offering expenses. Please see the prospectus and any accompanying prospectus supplement for a complete listing of all fees and expenses related to the offering.

This material contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. Forward-looking statements include, among others, statements regarding the payment of dividends, the Company's intent not to list the Series B Preferred Stock, the Company's intent not to settle Series B Preferred redemptions in share of common stock when the Company's common stock price is below book value, certain risks related to the Series B Preferred Stock and other statements identified by words such as "expect," "intend," "may," "will," "could," the negative version of these words and similar expressions that do not relate solely to historical matters. Forward-looking statements are based on NREF's current expectations and assumptions regarding capital market conditions, NREF's business, the economy and other future conditions. Forward-looking statements are subject to risks, uncertainties and assumptions and may be affected by known and unknown risks, trends, uncertainties and factors that are beyond NREF's control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in the forward-looking statements include regional, national or global political, economic, business, competitive, market and regulatory conditions, and those described in greater detail in our filings with the SEC, particularly those described in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Readers should not place undue reliance on any forward-looking statements and are encouraged to review the Company's Annual Report on Form 10-K and the Company's other filings with the SEC for a more complete discussion of risks and other factors that could affect any forward-looking statement. Any forward-looking statement made in this material speaks only as of the date on which it is made. NREF undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

NEXPOINT

ADDRESS

300 Crescent Court
Suite 700
Dallas, TX 75201

CONTACT

Phone: (833) 697-7253
Email: info@nexpoint.com
Website: www.nexpoint.com

NEX-NREF-PREF-BROCH
03142025